UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

WARI, INC. (formerly CHEETAH ENTERPRISES, INC.)

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

16308G109

(CUSIP Number)

John B. Lowy PC

645 Fifth Avenue

Suite 400

New York NY 10022

212-371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16308G109	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WARI LLC: 83-0744664
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WARI LLC-Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
		8	SHARED VOTING POWER 16,995,000
		9	SOLE DISPOSITIVE POWER
		10	SHARED DISPOSITIVE POWER 16,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.14%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16308G109	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMADOU DIOP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Senegal
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
		8	SHARED VOTING POWER 16,995,000
		9	SOLE DISPOSITIVE POWER
		10	SHARED DISPOSITIVE POWER 16,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16308G109	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KABIROU MBODJE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Senegal
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
		8	SHARED VOTING POWER 16,995,000
		9	SOLE DISPOSITIVE POWER
		10	SHARED DISPOSITIVE POWER 16,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16308G109	13D	Page 5 of 6 Pages

Item 1.

Security and Issuer

Wari, Inc., formerly Cheetah Enterprises, Inc., 20 Rue Amadou Assane Ndoye, Dakar, Senegal

common stock $.001 par value

Item 2.

Identity and Background

(a)

WARI, LLC, Amadou Diop and Kabirou Mbodje are the reporting persons.

(b)

Each of the reporting persons is located at 20 Rue Amadou Assane Ndoye, Dakar Senegal

(c)

The principal business of WARI LLC is to commence operations in the United States to enable customers to pay for goods and services by mobile phone.

(d)

During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the reporting persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was is is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

WARI LLC is a Delaware limited liability company.  Amadou Diop and Kabirou Mbodje are citizens of Senegal.

Item 3.

Source and Amount of Funds or Other Considerations

The purchase price for the shares purchased was $79,000, paid from WARI, LLC’s funds.

Item 4.

Purpose of Transaction

To purchase a controlling interest in the Issuer.

Item 5.

Interest in Securities of the Issuer

(a)

The reporting persons own 16,995,000 of the Issuer’s 20,566,050 issued and outstanding shares, 82.14%

(b)

Each of the reporting persons has shared voting, shared power to dispose of or direct the disposition of the shares.

(c)

The reporting persons purchased the shares as of June 6, 2018.

(d)

No other person has rights with respect to the shares.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements understandings or relationships between the reporting persons and any other person with respect to the Issuer’s securities.

Item 7.

Material to Be Filed as Exhibits

Filed as an Exhibit is the Stock Purchase Agreement between the persons who sold the 16,995,000 shares of the Issuer and WARI, LLC, one of the reporting persons.

CUSIP No. 16308G109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018

WARI, LLC

By:	/s/ Amadou Diop
Amadou Diop, President

/s/ Amadou Diop
Amadou Diop

/s/ Kabirou Mbodje
Kabirou Mbodje

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).